Exhibit 21.1

Security With Advanced Technology, Inc. Subsidiaries

PTI Acquisition Corp. (wholly-owned subsidiary), a Delaware corporation.

Vizer Group, Inc. (wholly-owned subsidiary), a Colorado corporation.

PCP Acquisition Inc. (wholly-owned subsidiary), a Colorado corporation.

Avurt International, Inc. (wholly-owned subsidiary of Vizer Group, Inc.), a Colorado corporation.